Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw
GigaMedia’s IAHGames and Blizzard Entertainment
Partner to Bring StarCraft® II: Wings of Liberty™
to Southeast Asia
GigaMedia increases ownership of IAHGames to 80%
GigaMedia announces Q1 2010 financial results
HONG KONG, May 27, 2010 — GigaMedia Limited (NASDAQ: GIGM) today announced that its IAHGames operation has partnered with Blizzard Entertainment, Inc., to bring StarCraft® II: Wings of Liberty™ to Southeast Asia.
StarCraft® II: Wings of Liberty™ is the highly anticipated sequel to Blizzard Entertainment’s 1998 hit StarCraft, which has been hailed by players and critics worldwide as one of the top real-time strategy games of all time; the game will be available on July 27, 2010.
“We are honored and excited to partner with Blizzard Entertainment, renowned for providing the best entertainment to gamers,” stated GigaMedia Limited Chief Executive Officer Arthur Wang. “Blizzard games are loved worldwide, and especially in Southeast Asia, where — for the first time — we will have local servers and local support.”
“Southeast Asia has a huge population but is an even larger market opportunity,” explained President and COO Thomas Hui, “We expect the online game market to grow significantly in the next few years and the partnership with Blizzard positions us strategically to best capture this important area of growth.”
GigaMedia also announced an increase in its equity ownership of IAHGames to 80 percent from its previous 28 percent.
IAHGames is a leading online game operator, publisher and distributor in Southeast Asia with titles such as FIFA Online 2, Granado Espada, and Dragonica.
IAHGames has also secured distribution rights to Blizzard Entertainment’s existing products, including the bestselling Diablo® action-role-playing-game series; its Warcraft® and StarCraft® real-time strategy-game series; and World of Warcraft® (WOW) and its two expansion sets, The Burning Crusade® and Wrath of the Lich King®. (WOW distribution will not include establishment of local servers at the present time.)
The total consideration for GigaMedia’s purchase of additional shares of IAHGames is $17.2 million, plus the provision of certain working capital facilities to IAHGames. The deal will be effective as of July 1, 2010.
First-Quarter 2010 Financial Results
GigaMedia today reported first-quarter revenues of $37.1 million, down 8 percent quarter-over-quarter.
First-quarter EBITDA was $2.9 million; non-GAAP basic and fully-diluted earnings per share were each US$0.03, which exclude non-cash share-based compensation expenses and discontinued operations.
“Q1 results were negatively affected by business transition and integration issues related to our strategic alliance with Mangas Gaming,” stated President and COO Thomas Hui. “With the closing of the Mangas deal, we believe that Everest Poker is well positioned to capture long-term growth opportunities in Europe.”

Consolidated Financial Results
GIGAMEDIA 4Q09 CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$
thousands, except per share			Change			Change
amounts)	1Q10	1Q09	(%)	1Q10	4Q09	(%)
Revenues (A)	37,086	44,417	-17	37,086	40,255	-8
Gross Profit (A)	29,243	35,118	-17	29,243	31,321	-7
Income (Loss) from Operations (A)	3,632	5,419	-33	3,632	(41,952)	NA
Income (Loss) from Continuing Operations (A)	3,213	5,180	-38	3,213	(58,059)	NA
Net Income (Loss) Attributable to GigaMedia	1,316	4,843	-73	1,316	(51,685)	NA
Net Income (Loss) Per Share, Diluted	0.02	0.08	-73	0.02	(0.95)	NA
Non-GAAP Income (Loss) from Operations(A)(B)	4,111	6,385	-36	4,111	(2,044)	NA
Non-GAAP Net Income (Loss) (A) (B)	1,738	5,735	-70	1,738	(2,280)	NA
Non-GAAP Net Income (Loss) Per Share, Diluted (A) (B)	0.03	0.10	-69	0.03	(0.04)	NA
EBITDA (C)	2,856	7,185	-60	2,856	(50,003)	NA
Cash, Cash Equivalents and Marketable Securities-Current	62,733	97,461	-36	62,733	59,052	6

(A)	Excludes results from discontinued operations.

(B)	Non-GAAP income (loss) from operations, non-GAAP net income (loss) and non-GAAP net income (loss) per share exclude results from discontinued operations, non-cash share-based compensation expenses, and certain non-cash write-downs. (See, “Use of Non-GAAP Measures,” for more details.)

(C)	EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)
Consolidated revenues for the first quarter decreased 17 percent to $37.1 million from $44.4 million in the same period of 2009, and decreased 8 percent from $40.3 million in the fourth quarter of 2009. Year-over-year results reflected revenue declines in the company’s gambling software and Asian online games businesses. The quarter-over-quarter revenue decrease reflected a 12 percent revenue decrease in the gambling software business from its traditionally strong fourth quarter, which more than offset a 5 percent revenue increase in the Asian online games business.
Consolidated gross profit for the first quarter decreased 17 percent to $29.2 million from $35.1 million in 2009 and decreased 7 percent quarter-over-quarter from $31.3 million, primarily reflecting period decreases in gambling software business revenues. First-quarter 2010 consolidated gross profit margin decreased to 78.9 percent from 79.1 percent in the same year-ago period, and increased from 77.8 percent in the fourth quarter. The year-over-year decrease was primarily related to a decreased gross margin in the Asian online games business resulting from expenses involved in licensed game launches during the year. The quarterly sequential increase was largely attributable to increased gross margin in the Asian online games business as a result of revenue growth.
Consolidated income from operations for the first quarter decreased to $3.6 million from $5.4 million in the first quarter of 2009 and increased from a loss of $42.0 million in the fourth quarter of 2009.
The year-over-year decrease was attributable to lower revenues and gross profit and operating expenses which despite decreases in absolute terms were proportionately higher, resulting in a decrease in the company’s consolidated operating margin to 9.8 percent.
The quarter-over-quarter variation reflected the impact in the fourth quarter of non-cash write-downs totaling approximately $38.3 million largely composed of impairment losses on capitalized software and licensed games costs and goodwill on online game investments in China, which impacted operating income. This distorted period comparisons.
Consolidated non-operating income during the first quarter of 2010 decreased to a loss of approximately $17 thousand from income of approximately $268 thousand in the first quarter of 2009 and increased from a loss of $16.2 million recorded in the fourth quarter of 2009, which included write-downs on marketable securities and investments totaling approximately $15.7 million.
Consolidated net income for the first quarter of 2010 decreased to $1.3 million from $4.8 million in the first quarter of 2009 and increased from a loss of $51.7 million in the fourth quarter of 2009. The period variations primarily reflected the aforementioned factors affecting income from operations and consolidated non-operating income.
GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The company’s first-quarter non-GAAP financial measures exclude results from discontinued operations and non-cash share-based compensation expenses. Results from discontinued operations represented income of approximately $31 thousand in the first quarter of 2010. First-quarter non-cash share-based compensation charges were $452 thousand, down from $931 thousand in the same period in 2009. Reconciliations of non-GAAP measures to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures,” and “About the Numbers in This Release — Non-GAAP figures,” for more details.)
Non-GAAP consolidated income from operations declined to $4.1 million in the first quarter of 2010 from $6.4 million in the same 2009 period and improved from a loss of $2.0 million in the fourth quarter of 2009. The year-over-year decrease in non-GAAP consolidated operating income reflected the period decrease in gross profit and proportionately higher operating expenses. The quarter-over-quarter variation in non-GAAP consolidated operating income reflected improved gross and operating margins in both the gambling software business and the Asian online games business. (See, the attachment to this release entitled “Reconciliations of Non-GAAP Results of Operations” for more details.)
Non-GAAP consolidated net income in the first quarter was $1.7 million, compared to net income of $5.7 million in the same period last year and a net loss of $2.3 million in the fourth quarter of 2009. Non-GAAP basic and fully-diluted earnings per share in the first quarter of 2010 were both $0.03.
Consolidated EBITDA for the first quarter of 2010 decreased to $2.9 million from $7.2 million in the same period last year and increased from a loss of $50.0 million in the fourth quarter of 2009. Operating cash flow for the first quarter of 2010 was approximately $6.0 million. Capital expenditures totaled $2.7 million for the period.
GigaMedia continued to maintain a healthy balance sheet during the first quarter. Cash, cash equivalents and marketable securities-current were $62.7 million, up from $59.1 million in the fourth quarter of 2009. Total short-term borrowings were $22.6 million at the end of the first quarter of 2010.
Business Unit Results
GigaMedia Limited’s conducts its online entertainment business in two business segments. The Asian online games segment develops and operates a suite of play-for-fun online games, targeting online gamers in Greater China and Southeast Asia. The gambling software business develops and licenses online poker, casino, and sports betting gambling software solutions and application services, primarily targeting continental European markets.
Gambling Software Business

			Change			Change
(unaudited, in US$ thousands)	1Q10	1Q09	(%)	1Q10	4Q09	(%)
Revenues	25,820	31,745	-19	25,820	29,492	-12
Gross Profit	21,810	26,134	-17	21,810	24,869	-12
Income (Loss) from Operations	3,712	4,871	-24	3,712	(941)	NA
EBITDA	2,133	6,198	-66	2,133	84	2,452
On December 16, 2009, GigaMedia announced a strategic alliance with European gaming leader Mangas Gaming by way of a sale of 60 percent interest in GigaMedia’s online gambling software business to Mangas. The alliance is expected to create one of the largest poker player “liquidity” platforms in Europe and generate strong operational synergies.
Most notably, France has adopted a new open regulatory structure for online poker and sportsbetting, which is expected to dramatically enlarge the French gaming market upon commencement in June/July of this year. GigaMedia expects licenses to operate in the French market to be issued shortly. Everest Poker/Mangas Gaming currently enjoy a top market position in France and intend to capitalize upon the market liberalization and the exciting market opportunity.
Results of the gambling software business in the first quarter were in line with expectations, reflecting the traditional impact of seasonality, comparatively lower player activity levels in poker and casino due to the economic downturn in Europe, and strong competitive pressures. Results were also impacted by ongoing business transition and integration issues related to the sale of the gambling software business to Mangas Gaming.
First-quarter revenues in the gambling software business decreased 19 percent year-over-year to $25.8 million from $31.7 million and decreased 12 percent quarter-over-quarter from $29.5 million.
GigaMedia’s revenues from the gambling software business derived from providing poker and casino software and services to its master licensee were $8.3 million during the first quarter of 2009. First-quarter results represented a decrease of 44 percent from $14.6 million in 2009 and a 13 percent decrease from the fourth quarter of 2009, which totaled $9.5 million. Such revenues are eliminated in consolidation.

Revenues in the poker software vertical were $17.0 million in the first quarter of 2010, down 21 percent from the same period of 2009 and down 10 percent from the fourth quarter of 2009. The year-over-year decline was attributable to the adverse economic climate in Europe and strong competitive pressures; the quarterly sequential decrease reflected the impact of seasonality on player activity, market conditions, and business transition and integration issues. First-quarter poker software revenues represented 66 percent of the business unit’s total first-quarter 2010 revenues. Active depositing real-money customers were approximately 170,000 during the first quarter, representing a decrease of 2 percent from the previous quarter. During the first quarter, approximately 36,000 new depositing real-money poker players were added. This represented a decrease of 6 percent, quarter-over-quarter. Average quarterly revenue per active paying account decreased approximately 9 percent in the first quarter compared to the fourth quarter.
Revenues in the casino software vertical were $8.8 million during the first quarter of 2010. First-quarter results represented a 13 percent decrease from the same period in 2009 and a 16 percent decrease from the fourth quarter. Results reflected the impact of the global economic downturn, which resulted in lower player numbers; the quarterly sequential decrease in revenues was related to seasonality, market conditions, and business transition and integration issues.
First-quarter gross profit was $21.8 million compared to $26.1 million in the same period last year and $24.9 million in the fourth quarter of 2009, in line with revenues recorded during the periods. First-quarter gross profit margin increased slightly year-over-year to 84.5 percent from 82.3 percent in 2009 and from 84.3 percent in the fourth quarter of 2009.
Total first-quarter selling and marketing expenses were $12.3 million, down from $15.1 million in the same period of 2009 and $19.8 million in the fourth quarter of 2009. The quarter-over-quarter decrease was mainly attributable to lower discretionary mass media promotional expenses in the first quarter of 2010 following a series of traditionally strong media campaigns in the fourth quarter.
Income from operations decreased to $3.7 million in the first quarter of 2010 compared to $4.9 million in the same period of 2009 and increased from a loss of $941 thousand in the fourth quarter of 2009. Year-over-year results primarily reflected the aforementioned revenue downturn, as well as proportionately higher operating expenses. The quarter-over-quarter variation was largely due to significant selling and marketing expenses in the fourth quarter resulting from amortization expenses related to sponsorship of the World Series of Poker.
EBITDA was $2.1 million in the first quarter of 2010, down from $6.2 million in the first quarter of 2009 and up from $84 thousand in the fourth quarter of 2009. Capital expenditures totaled approximately $2.4 million for the first quarter of 2010.

Asian Online Games Business

			Change			Change
(unaudited, in US$ thousands)	1Q10	1Q09	(%)	1Q10	4Q09	(%)
Revenues	11,265	12,673	-11	11,265	10,763	5
Gross Profit	7,432	8,984	-17	7,432	6,453	15
Income (Loss) from Operations	2,072	2,651	-22	2,072	(37,036)	NA
EBITDA	2,722	3,071	-11	2,722	(44,220)	NA
Management continues executing its plan to drive growth in its Asian online games business and expand its user base by developing and launching new games. The company’s game pipeline continues to strengthen, benefiting from strong strategic positioning and strategic alliances with world-class entertainment providers, and the business is increasingly well positioned to gain momentum and grow profit:
•	In May 2010, we signed an agreement to acquire controlling ownership of the region’s leading online game publisher, operator and distributor, IAHGames, to secure access to large, emerging markets in Southeast Asia;

•	In May 2010, via IAHGames, we partnered with Blizzard Entertainment, Inc. to bring StarCraft® II: Wings of Liberty™ to Southeast Asia and obtained rights to distribute blockbuster titles from Blizzard Entertainment in Southeast Asia, including its bestselling Diablo® action-role-playing-game series; the Warcraft® and StarCraft® real-time strategy-game series, including the upcoming StarCraft II: Wings of Liberty™; and World of Warcraft® and its two expansion sets, The Burning Crusade® and Wrath of the Lich King®; and

•	In the second quarter of 2010, we licensed the new first-person shooter game A.V.A. (Alliance of Valiant Arms), distributed by Neowiz, and plan 2H10 testing and launch in Taiwan.
First-quarter results do not include contributions from any of these growth initiatives.
First-quarter revenues in the Asian online games business decreased 11 percent to $11.3 million from $12.7 million a year ago and increased 5 percent from $10.8 million in the fourth quarter.
First-quarter revenues for FunTown decreased 15 percent to $6.5 million from $7.7 million a year ago and were steady quarter-over-quarter. Average monthly active paying accounts were approximately 77,000 during the first quarter, which represented a quarterly sequential decrease of 6 percent, related to a planned decrease in promotional activities as students returned to school. Average monthly revenue per active paying account was a record $28.29 during the first quarter of 2010, representing a quarterly sequential increase of 5 percent. First-quarter peak concurrent users were approximately 31,000, comparable with the fourth quarter.
Total revenues for T2CN decreased 5 percent year-over-year to $4.8 million in the first quarter of 2010 and increased 14 percent from $4.2 million in the fourth quarter of 2009. The quarterly sequential growth was due to the Chinese New Year holiday and successful promotions run during the period. FreeStyle revenues, which represented 96 percent of total revenues, decreased 7 percent year-over-year and increased 25 percent quarter-over-quarter. During the first quarter, T2CN’s average monthly active paying accounts were approximately 327,000, representing an increase of 21 percent, quarter-over-quarter. Average monthly revenue per active paying account was $4.85 during the first quarter of 2009, down 4 percent quarter-over-quarter. Peak concurrent users of FreeStyle were approximately 92,000 during the first quarter of 2010, representing a quarterly sequential increase of 14 percent.
First-quarter gross profit was $7.4 million, down from $9.0 million in the first quarter of 2009 and up from $6.5 million in the fourth quarter of 2009. First-quarter gross profit margin decreased year-over-year to 66.0 percent from 70.9 percent in 2009 and increased from 60.0 percent in the fourth quarter of 2009. The year-over-year declines in gross profit and gross profit margin reflected lower revenues in both FunTown and T2CN and increases in certain fixed costs related to new licensed games launched in 2009. The quarterly sequential increase in gross profit and gross profit margins reflected T2CN’s revenue growth during the first quarter.
Total selling and marketing expenses in the first quarter of 2010 were $2.3 million compared to $3.0 million in the first quarter of 2009 and $2.8 million in the fourth quarter. The period decreases were primarily due to decreases in mass media promotional/advertising expenses.
Income from operations decreased to $2.1 million during the first quarter of 2010 from $2.7 million in the same period of 2009 and increased from a loss of $37.0 million in the fourth quarter of 2009. The year-over-year decrease was largely due to lower gross profit, which more than offset lower selling and marketing and general and administrative expenses, resulting in a decrease in operating margin to 18.4 percent from 20.9 percent in 2009. The quarter-over-quarter variation mainly reflected the impact of non-cash write-downs recorded during the fourth quarter of 2009. Excluding such write-downs, operating margin grew quarter-over-quarter, from 8.7 percent in the fourth quarter of 2009, due mainly to higher gross profit and a 20 percent decrease in selling and marketing expenses.
EBITDA decreased to $2.7 million in the first quarter of 2010 from $3.1 million a year ago and increased from a loss of $44.2 million in the fourth quarter of 2009. Capital expenditures totaled approximately $279 thousand for the first quarter of 2010.
Business Outlook
The following forward-looking statements reflect GigaMedia’s expectations as of May 27, 2010. Given potential changes in economic conditions and consumer spending, the evolving nature of gambling software, online games, and various other risk factors, including those discussed in the company’s 2008 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.
Gambling software business. As a result of the sale of this business unit to Mangas, GigaMedia will deconsolidate the gambling software business and report this unit’s results under equity accounting, beginning in the second quarter. Management expects to record a substantial one-time gain of approximately US$60 million to US$70 million in the second quarter. Management also expects softer second and third-quarter results from the gambling software business reflecting weaker summer seasonality. However, the traditional summer seasonality may be partially offset by the opening of the French market.
Asian online games business. In the second quarter of 2010, GigaMedia expects revenues to decline in Taiwan and China due to seasonality. The company also expects to record write-offs estimated at around US$7 million to US$8 million in the second quarter related to certain legacy games, game intangibles, and underperforming games. Management expects the consolidation of IAHGames to be a significant source of revenue growth in 2H 2010.
Use of Non-GAAP Measures
To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, the company uses the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP income from operations, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of discontinued operations, share-based compensation, as well as certain non-cash items, including impairment losses related to game licensing, gains and losses on the sale of businesses and discontinued operations, and impairment losses on marketable securities and investments. GigaMedia may consider whether other significant items that arise in the future should also be excluded in calculating the non-GAAP financial measures it uses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Results of Operations” set forth at the end of this release.

The company’s management uses non-GAAP financial measures to gain an understanding of the company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The company’s non-GAAP financial measures exclude the aforementioned items from GigaMedia’s internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the company’s management in their financial and operational decision-making, because management believes they reflect the company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The company’s management believes that these non-GAAP financial measures provide useful information to investors in the following ways: (1) in understanding and evaluating the company’s current operating performance and future prospects in the same manner as management does, if they so choose, and (2) in comparing in a consistent manner the company’s current financial results with the company’s past financial results. GigaMedia further believes these non-GAAP financial measures provide useful and meaningful supplemental information to both management and investors regarding GigaMedia’s performance by excluding certain expenses, expenditures, gains and losses (i) that are not expected to result in future cash payments or (ii) that may not be indicative of the company’s core operating results and business outlook.
GigaMedia records the expensing of share-based compensation based on The FASB Accounting Standards Codification. The company’s management believes excluding share-based compensation from its non-GAAP financial measures is useful for itself and investors as such expense will not result in future cash payments and is otherwise unrelated to the company’s core operating results. Non-GAAP financial measures that exclude stock-based compensation also enhance the comparability of results against prior periods.
The company’s management believes excluding the non-cash write-off of loan receivables, game capitalized costs and investments is useful for itself and for investors as such write-off does not impact cash earnings and is not indicative of the company’s core operating results and business outlook. The company’s management believes excluding the results of discontinued operations from its non-GAAP financial measure of net income is useful for itself and for investors because such gains and losses are not indicative of the company’s core operating results and are no longer associated with the company’s continuing operations.
The company believes that the presentation of non-GAAP income from operations, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of share-based compensation, and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the company. A limitation of using non-GAAP income from operations excluding share-based compensation expenses and other non-cash items and adjustments, net income excluding share-based compensation expenses and other non-cash items and adjustments, and basic and fully-diluted earnings per share excluding share-based compensation expenses and other non-cash items and adjustments is that these non-GAAP measures exclude share-based compensation expenses and may exclude other items that have been and will continue to be for the foreseeable future a recurring expense in the company’s business. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Management compensates for these limitations by also considering the company’s financial results as determined in accordance with GAAP and by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.
About the Numbers in This Release
Quarterly figures
All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.
Segmental results
GigaMedia’s segmental financial results are based on the company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the United States. Consolidated quarterly and/or annual financial results of the company may differ from totals of the company’s segmental financial results for the same period due to (1) the impact of certain of the company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the company’s consolidated financial results, and (3) certain inter-company eliminations.
Results from continuing operations
On September 3, 2008, the company sold its legacy cable and corporate Internet service provider (“ISP”) business. In accordance with The FASB Accounting Standards Codification and to allow for meaningful comparisons, the company has recast the current and past quarterly financial results presented herein to reflect this sale, unless otherwise noted. Results of the legacy cable and corporate ISP business are reported separately as discontinued operations in the consolidated financial statements.

Non-controlling interest
In January 2009, the company adopted new accounting guidance issued by FASB for non-controlling interests, which required certain reclassifications of non-controlling interests. Unless stated otherwise, all references to “net income” or “net loss” contained in this press release refer to the income statement line item titled “Net income (loss) attributable to GigaMedia.”
Non-GAAP figures
GigaMedia’s management has presented herein non-GAAP financial measures that exclude certain expenses, gains and losses that (a) are not expected to result in future cash payments, and/or (b) that may not be indicative of GigaMedia’s core operating results and business outlook. The company’s first-quarter non-GAAP financial measures exclude results from discontinued operations representing income of approximately $31 thousand, as well as first-quarter non-cash share-based compensation expenses of approximately $452 thousand.
The company’s non-GAAP financial measures reported herein include non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The non-GAAP measures are described above and reconciliations to the corresponding GAAP measures are included at the end of this release.
About GigaMedia
GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops, publishes and operates online games, through FunTown, a leading Asian casual games platform and one of Taiwan’s largest online MahJong game sites, and T2CN, a leading online sports game operator in China. More information on GigaMedia can be obtained from www.gigamedia.com.
The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to integrate our poker offering and casino to better monetize our player base, our ability to successfully launch sport betting services, our ability to retain existing online gambling and online game players and attract new players, our ability to license, develop or acquire additional online games that are appealing to users, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in June 2009 and its other filings with the United States Securities and Exchange Commission.

# # #
(Tables to follow)

GIGAMEDIA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2010	12/31/2009	3/31/2009
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Gaming software and service revenues	25,820,083	29,491,869	31,744,732
Online game and service revenues	11,265,486	10,762,732	12,672,652

	37,085,569	40,254,601	44,417,384

Operating costs
Cost of gaming software and service revenues	4,009,650	4,623,274	5,610,919
Cost of online game and service revenues (includes share-based compensation expenses under SFAS 123(R) of $6,364, $15,249, and $28,591, respectively)	3,832,994	4,310,148	3,688,723

	7,842,644	8,933,422	9,299,642

Gross profit	29,242,925	31,321,179	35,117,742

Operating expenses
Product development and engineering expenses (includes share- based compensation expenses under SFAS 123(R) of	3,773,776	3,796,265	3,943,713
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $17,304,$37,470, and $66,295, respectively)	14,828,825	23,395,184	18,136,963
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $453,352, $630,512, and $844,360, respectively)	6,945,961	6,812,471	7,544,381
Bad debt expenses	62,572	955,722	43,760
Impairment loss	0	38,313,335	29,932

	25,611,134	73,272,977	29,698,749

Income (loss) from operations	3,631,791	(41,951,798)	5,418,993

Non-operating income (expense)
Interest income	114,076	115,820	103,140
Interest expense	(109,471)	(118,598)	(93,144)
Foreign exchange gain (loss)-net	(57,562)	(122,381)	183,977
Loss on disposal of property, plant and equipment	16	(13,746)	(2,218)
Income (loss) on equity method investments	0	54,751	(18,887)
Impairment loss on marketable securities and investments	0	(15,742,980)	0
Other	36,098	(404,264)	95,315

	(16,843)	(16,231,398)	268,183

Income (loss) from continuing operations before income taxes	3,614,948	(58,183,196)	5,687,176
Income tax benefit (expense)	(402,332)	123,847	(507,098)

Income (loss) from continuing operations	3,212,616	(58,059,349)	5,180,078
Income from discontinued operations	30,688	103,440	39,117

Net income (loss)	3,243,304	(57,955,909)	5,219,195
Less: Net loss (income) attributable to noncontrolling interest	(1,927,141)	6,271,205	(376,120)

Net income (loss) attributable to GigaMedia	1,316,163	(51,684,704)	4,843,075

Earnings (loss) per share attributable to GigaMedia
Basic:
Income (loss) from continuing operations	0.02	(0.95)	0.09
Income from discontinued operations	0.00	0.00	0.00

	0.02	(0.95)	0.09

Fully-diluted:
Income (loss) from continuing operations	0.02	(0.95)	0.08
Income from discontinued operations	0.00	0.00	0.00

	0.02	(0.95)	0.08

Weighted average shares outstanding:
Basic	55,104,109	54,640,786	54,402,284

Diluted	59,175,974	59,358,528	59,714,969

GIGAMEDIA LIMITED
CONSOLIDATED BALANCE SHEETS

	3/31/2010	12/31/2009	3/31/2009
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	59,236,072	55,565,735	94,032,238
Marketable securities — current	3,497,308	3,486,393	3,428,756
Accounts receivable — net	4,209,972	4,227,647	13,910,232
Prepaid expenses	1,229,256	1,204,035	14,603,575
Restricted cash	932,407	932,407	973,460
Assets held for sale — current	32,215,788	35,443,651	0
Other receivables	1,143,927	792,071	3,057,764
Other current assets	4,539,066	3,186,854	1,273,069

Total current assets	107,003,796	104,838,793	131,279,094
Marketable securities — noncurrent	20,784,913	18,355,693	26,720,241
Investments	3,490,550	3,477,322	1,823,304
Retained ownership of gaming software and service business	24,999,803	25,951,322	0
Property, plant & equipment — net	5,595,457	5,988,586	13,538,685
Goodwill	44,577,726	44,416,902	86,239,127
Intangible assets — net	18,518,116	18,923,809	29,103,405
Assets held for sale — noncurrent	32,551,937	31,301,014	0
Prepaid licensing and royalty fees	5,437,977	5,556,923	21,323,534
Other assets	1,322,880	1,370,571	11,139,691

Total assets	264,283,155	260,180,935	321,167,081

Liabilities & equity
Accounts payable	641,964	590,742	1,510,865
Accrued compensation	1,877,985	2,813,711	2,218,405
Accrued expenses	7,005,359	6,719,275	11,712,399
Short-term borrowings	22,641,268	22,503,598	14,743,132
Player account balances	0	0	33,174,930
Liabilities held for sale — current	25,970,354	26,457,962	0
Other current liabilities	13,349,593	13,243,917	11,895,575

Total current liabilities	71,486,523	72,329,205	75,255,306
Liabilities held for sale — noncurrent	1,297,665	1,359,720	0
Other liabilities	159,633	131,715	3,993,293

Total liabilities	72,943,821	73,820,640	79,248,599

GigaMedia’s shareholders’ equity	188,426,066	184,744,662	233,059,841
Noncontrolling interest	2,913,268	1,615,633	8,858,641

Total equity	191,339,334	186,360,295	241,918,482

Total liabilities & equity	264,283,155	260,180,935	321,167,081

GIGAMEDIA LIMITED
Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2010	12/31/2009	3/31/2009
	unaudited	unaudited	unaudited
	USD	USD	USD
Income (loss) from operations
GAAP result	3,631,791	(41,951,798)	5,418,993
Adjustments:
(a) share-based compensation	478,902	661,725	966,284
(b) bad debt expenses related to loan receivables	0	933,116	0
(c) impairment loss on capitalized software and licensed game costs	0	22,960,584	0
(d) impairment loss on fixed assets	0	1,249,827	0
(e) impairment loss on goodwill	0	14,102,896	0

Non-GAAP result	4,110,693	(2,043,650)	6,385,277

Net income (loss) attributable to GigaMedia
GAAP result	1,316,163	(51,684,704)	4,843,075
Adjustments:
(a) share-based compensation	452,368	583,745	931,078
(b) bad debt expenses related to loan receivables	0	862,715	0
(c) impairment loss on capitalized software and licensed game costs	0	17,256,870	0
(d) impairment loss on fixed assets	0	1,025,134	0
(e) impairment loss on goodwill	0	14,102,896	0
(f) impairment loss on marketable securities and investments	0	15,676,613	0
(g) income from discontinued operations	(30,688)	(103,440)	(39,117)

Non-GAAP result	1,737,843	(2,280,171)	5,735,036

Basic earnings (loss) per share attributable to GigaMedia
GAAP result	0.02	(0.95)	0.09
Adjustments	0.01	0.91	0.02

Non-GAAP result	0.03	(0.04)	0.11

Diluted earnings (loss) per share attributable to GigaMedia
GAAP result	0.02	(0.95)	0.08
Adjustments	0.01	0.91	0.02

Non-GAAP result	0.03	(0.04)	0.10

Reconciliation of Net Income to EBITDA
Net income (loss) attributable to GigaMedia	1,316,163	(51,684,704)	4,843,075
Depreciation	495,962	668,235	718,147
Amortization	662,966	991,075	1,179,962
Interest expense	85,455	91,816	24,724
Tax expense	295,568	(69,237)	419,228

EBITDA	2,856,114	(50,002,815)	7,185,136